Exhibit 99.1

Scorpio Tankers Inc. Announces Vessel Purchases, Newbuilding Vessel Deliveries and Q2 Earnings Release Date and Conference Call Details
MONACO--(Marketwired - July 14, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it (i) has entered into separate agreements to purchase an MR product tanker and an LR2 product tanker that are currently under construction, (ii) has recently taken delivery of five newbuilding vessels and (iii) plans to issue its second quarter 2015 earnings before the market open on Wednesday, July 29, 2015 and will host a conference call later in the day at 10 AM Eastern Daylight Time and 4 PM Central European Summer Time (conference call details are set forth below).
Newbuilding Vessel Purchases
The Company reached an agreement with an unrelated third party to purchase an MR product tanker that is currently under construction at Hyundai Mipo Dockyard Co. Ltd. of South Korea (“HMD”) for approximately $37.0 million. This vessel is scheduled to be delivered in September 2015.
The Company also reached an agreement with an unrelated third party to purchase an LR2 product tanker that is currently under construction at Daehan Shipbuilding Co., Ltd. for approximately $58.5 million. This vessel is scheduled to be delivered in August 2015, whereupon the Company will bareboat charter-in the vessel at $10,000 per day for up to nine months. The Company will take ownership of the vessel at the conclusion of the bareboat charter.
Newbuilding Vessel Deliveries
The Company recently took delivery of the following vessels:

•	STI Brooklyn, an MR product tanker, was delivered from SPP Shipbuilding Co. Ltd. in July 2015. This vessel began a voyage in the spot market upon delivery.

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STI Savile Row, an LR2 product tanker, was delivered from Sungdong Shipbuilding and Marine Engineering Co., Ltd in June 2015. Upon delivery, this vessel began a voyage for 45 days at approximately $28,000 per day.

•	STI Spiga, an LR2 product tanker, was delivered from Daehan Shipbuilding Co., Ltd. in June 2015. Upon delivery, this vessel began a voyage for 43 days at approximately $27,500 per day.

•	STI Westminster, an MR product tanker, was delivered from HMD in June 2015. This vessel began a voyage in the spot market upon delivery.

•	STI Seneca, an MR product tanker, was delivered from HMD in June 2015. This vessel began a voyage in the spot market upon delivery.
Conference Call Details:
Wednesday, July 29, 2015 at 10AM Eastern Daylight Time and 4PM Central European Summer Time
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-800-289-0438 (U.S.) or 1-913-312-0845 (International). The conference participant passcode is 6711816. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: http://www.visualwebcaster.com/event.asp?id=102648

About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 76 tankers (16 LR2 tankers, 15 Handymax tankers, and 45 MR tankers) with an average age of 0.9 years, time charters-in 17 product tankers (four LR2, four LR1, four MR and five Handymax tankers), and has contracted for eight newbuilding product tankers (one MR and seven LR2), four of which are expected to be delivered in the third quarter of 2015 and the remaining four vessels throughout 2016. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616